VIA EDGAR

December 28, 2023

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ark 21Shares Bitcoin ETF

Amendment No. 4 to Registration Statement on Form S-1

Filed November 20, 2023

File No. 333- 257474

To Whom it May Concern:

On behalf of Ark 21Shares Bitcoin ETF (“Trust”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Amendment No. 4 to the Trust’s registration statement on Form S-1 filed on December 18, 2023 (“Registration Statement”). This letter is in response to the comments of the Staff of the SEC provided in correspondence dated December 21, 2023.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement. We will incorporate any changes referenced below into a future amendment to the Registration Statement.

Comment 1: Please revise your disclosure here and elsewhere as appropriate to clarify, if true, that the Authorized Participants will not direct the Trust or any third party with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process. Please also clarify, if true, that the Trust will be responsible for selecting the Bitcoin Counterparty to purchase or sell the bitcoin.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

Financial firms that are authorized to purchase Shares from or redeem Shares to the Trust (known as “Authorized Participants”) will purchase Shares by depositing cash in the Trust’s account with the Cash Custodian. This will cause the Sponsor, on behalf of the Trust, to automatically instruct a designated third party, who is not an Authorized Participant but who may be an affiliate of an Authorized Participant and with whom the Sponsor has entered into an agreement on behalf of the Trust (each such third party, or the Prime Broker or Lender, as applicable, a “Bitcoin Counterparty”), to (i) purchase the amount of bitcoin equivalent in value to the cash deposit amount associated with the order and (ii) deposit the resulting bitcoin deposit amount in the Trust’s account with the Bitcoin Custodian, resulting in the Transfer Agent crediting the applicable amount of Shares to the Authorized Participant.

When such an Authorized Participant redeems its Shares, the Sponsor, on behalf of the Trust will direct the Bitcoin Custodian to transfer bitcoin to the Bitcoin Counterparty, who will sell the bitcoin to be executed, in the Sponsor’s reasonable efforts, at the Index price used by the Trust to calculate NAV, taking into account any spread, commissions, or other trading costs and deposit the cash proceeds of such sale in the Trust’s account with the Cash Custodian for settlement with the Authorized Participant. Any slippage incurred (including, but not limited to, any trading fees, spreads, or commissions), on a cash equivalent basis, will be the responsibility of the Authorized Participant and not of the Trust or Sponsor.

Authorized Participants will deliver only cash to create shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a Bitcoin Counterparty with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process.

The Trust will create Shares by receiving bitcoin from a Bitcoin Counterparty that is not the Authorized Participant, and the Trust—not the Authorized Participant—is responsible for selecting the Bitcoin Counterparty to deliver the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust.

The Trust will redeem Shares by delivering bitcoin to a Bitcoin Counterparty that is not the Authorized Participant and the Trust—not the Authorized Participant —is responsible for selecting the Bitcoin Counterparty to receive the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust.

As of the date of this prospectus, the Sponsor has entered into agreements with the Prime Broker and the Lender to serve as Bitcoin Counterparties.

The Trust and/or Sponsor will bear the expense and risk of delivery and ownership of bitcoin once such bitcoin has been received by the Bitcoin Custodian on behalf of the Trust and until transferred by the Bitcoin Custodian on behalf of the Trust to the Bitcoin Counterparty for conversion to cash.

All bitcoin will be held by the Bitcoin Custodian. The Transfer Agent (as defined below) will facilitate the processing of purchase and sale orders in Baskets to and from the Trust.

Additionally, the Trust following disclosure has been added to the section titled “Creation and Redemption of Shares”

Authorized Participants will deliver only cash to create shares and will receive only cash when redeeming Shares. Further, Authorized Participants will not directly or indirectly purchase, hold, deliver, or receive bitcoin as part of the creation or redemption process or otherwise direct the Trust or a Bitcoin Counterparty with respect to purchasing, holding, delivering, or receiving bitcoin as part of the creation or redemption process.

The Trust will create Shares by receiving bitcoin from a Bitcoin Counterparty that is not the Authorized Participant, and the Trust—not the Authorized Participant—is responsible for selecting the Bitcoin Counterparty to deliver the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the delivery of the bitcoin to the Trust or acting at the direction of the Authorized Participant with respect to the delivery of the bitcoin to the Trust.

The Trust will redeem Shares by delivering bitcoin to a Bitcoin Counterparty that is not the Authorized Participant and the Trust—not the Authorized Participant —is responsible for selecting the Bitcoin Counterparty to receive the bitcoin. Further, the Bitcoin Counterparty will not be acting as an agent of the Authorized Participant with respect to the receipt of the bitcoin from the Trust or acting at the direction of the Authorized Participant with respect to the receipt of the bitcoin from the Trust.

Comment 2: Please revise to identify the Bitcoin Counterparties with whom the Sponsor has entered into an agreement.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that the Sponsor has entered into agreements with Coinbase, Inc. (the “Prime Broker”) and Coinbase Credit, Inc. (the “Lender) to serve as Bitcoin Counterparties. We note that the Sponsor is currently engaged in conversations with other third parties to potentially serve as Bitcoin Counterparties.

Comment 3: Please revise your risk factors to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Response: The Trust has incorporated this comment

If the process of creation and redemption of Baskets encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

If the processes of creation and redemption of Shares (which depend on timely transfers of bitcoin to and by the Bitcoin Custodian) encounter any unanticipated difficulties due to, for example, the price volatility of bitcoin, the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Bitcoin Custodian, any operational issues that may arise from creating and redeeming Shares via cash transactions, the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise, or network outages or congestion, spikes in transaction fees demanded by miners, or other problems or disruptions affecting the Bitcoin network, then potential market participants, such as the Authorized Participants and their customers, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin may not take the risk that, as a result of those difficulties, they may not be able to realize the profit they expect. In certain such cases, the Sponsor may suspend the process of creation and redemption of Baskets. During such times, trading spreads, and the resulting premium or discount, on Shares may widen. Alternatively, in the case of a network outage or other problems affecting the Bitcoin network, the processing of transactions on the Bitcoin network may be disrupted, which in turn could affect the creation or redemption of Baskets. If this is the case, the liquidity of the Shares may decline and the price of the Shares may fluctuate independently of the price of bitcoin and may fall or otherwise diverge from NAV. Furthermore, in the event that the market for bitcoin should become relatively illiquid and thereby materially restrict opportunities for arbitraging by delivering bitcoin in return for Baskets, the price of Shares may diverge from the value of bitcoin.

Comment 4: To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.

Response: The Trust has incorporated this comment, and the following disclosure will be added.

The Bitcoin Custodian and Prime Broker may act in the same or similar capacity for other competing products.

Currently, the number of digital assets intermediaries with the reputation and operational capability to serve as Bitcoin Custodian and/or Prime Broker to the Trust or other competing products is limited. The Bitcoin Custodian and Prime Broker may act in the same or similar capacity for other competing products, including exchange-traded products offering exposure to the spot bitcoin market or other digital assets. The Trust is therefore subject to risks associated with these competing products utilizing the same service providers for bitcoin custodial and prime brokerage services.

To the extent that exchange-traded products offering exposure to the spot bitcoin market or other digital assets utilize substantially the same service providers for bitcoin custodial and prime brokerage services, this industry concentration may result in the development of fewer other digital assets intermediaries with the reputation and operational capability to provide bitcoin custodial and prime brokerage services to the Trust or other competing products. This, in turn, could make it difficult for the Trust to find and appoint a replacement bitcoin custodian or prime broker, to the extent the Sponsor deems such action necessary.

This industry concentration also may have the effect of magnifying the risks associated with the Bitcoin Custodian and Prime Broker, as operational disruptions or adverse developments impacting the Bitcoin Custodian or the Prime Broker may be felt on an industry-wide basis. A loss of confidence or breach of the Bitcoin Custodian or Prime Broker may adversely affect not only the Trust and the value of an investment in the Shares, but also these competing products utilizing the same service providers for bitcoin custodial and prime brokerage services and, more generally, exchange-traded products offering exposure to the spot bitcoin market or other digital assets. These industry-wide adverse effects could result in a broader loss of confidence in exchange-traded products offering exposure to the spot bitcoin market or other digital assets, which could further impact the Trust and the value of an investment in the Shares.

Comment 5: Please revise your discussion of Incidental Rights here and throughout the prospectus to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

The inability to recognize the economic benefit of a “fork” or an “airdrop” could adversely impact an investment in the Trust.

The only digital asset to be held by the Trust will be bitcoin.

From time to time, the Trust may be entitled to or come into possession of rights to acquire, or otherwise establish dominion and control over, any virtual currency or other asset or right, which rights are incident to the Trust’s ownership of bitcoin and arise without any action of the Trust, or of the Sponsor or Sub-Adviser on behalf of the Trust (“Incidental Rights”) and/or virtual currency tokens, or other asset or right, acquired by the Trust through the exercise (subject to the applicable provisions of the Trust Agreement) of any Incidental Right (“IR Virtual Currency”) by virtue of its ownership of bitcoin, generally through a fork in the Bitcoin blockchain, an airdrop offered to holders of bitcoin or other similar event. Pursuant to the Trust Agreement, the Sponsor has the right, in their discretion, to determine what action to take in connection with the Trust’s entitlement to or ownership of Incidental Rights or any IR Virtual Currency. Under the terms of the Trust Agreement, the Trust may take any lawful action necessary or desirable in connection with the Trust’s ownership of Incidental Rights, including the acquisition of IR Virtual Currency, as determined by the Sponsor in the Sponsor’s sole discretion, unless such action would adversely affect the status of the Trust as a grantor trust for U.S. federal income tax purposes or otherwise be prohibited by the Trust Agreement.

….

Comment 6: We acknowledge your response to comment 8. Please note that we are continuing to consider your response.

Response: The Trust acknowledges this comment.

Comment 7: We note your response to prior comment 10. Please revise to quantify or otherwise describe whether there are any limits on the amount of bitcoin that may be held in the Trading Balance.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that the amount of bitcoin that may be held in the Trading Balance will be limited to the amount necessary to process a given creation or redemption transaction, as applicable, or to pay for Trust Expenses not assumed by the Sponsor in consideration for the Sponsor Fee.

Comment 8: Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Post-Trade Financing Agreement permits to be outstanding at any one time. In addition, please disclose the Trade Credit interest rate. Also disclose the Sponsor’s policy regarding when it would utilize Trade Credits (creations, redemptions, payment of Sponsors fee, etc.) and whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin or whether it regularly expects to utilize the Post-Trade Financing Agreement.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows.

In connection with the Prime Broker Agreement, the Trust has entered into a Post-Trade Financing Agreement (the “Post-Trade Financing Agreement”) with Coinbase Credit, Inc. (the “Lender”), pursuant to which the Trust may borrow bitcoin or cash as trade credit (“Trade Credit”) the Lender on a short-term basis to avoid having to pre-fund the Trust’s Trading Balance. This allows the Trust to buy or sell bitcoin through the Bitcoin Counterparty in an amount that exceeds the cash or bitcoin credited to the Trust’s Trading Balance at the Bitcoin Counterparty at the time such order is submitted to the Bitcoin Counterparty, which is expected to facilitate the Trust’s ability to process cash creations and redemptions and pay the Sponsors Fee and any other Trust expenses not assumed by the Sponsor, to the extent applicable, in a timely manner by seeking to lock in the bitcoin price on the trade date for creations and redemptions or the payment date for payment of the Sponsor’s Fee or any other Trust Expenses not assumed by the Sponsor, rather than waiting for the funds associated with the creation to be transferred by the Cash Custodian to the Bitcoin Counterparty prior to purchasing the bitcoin or for the bitcoin held in the Vault Balance to be transferred to a Trading Balance prior to selling the bitcoin.

In connection with a purchase order, the Trust may first borrow cash from the Lender using the Trade Financing Agreement, and then purchase bitcoin. In connection with a redemption order, the Trust may first borrow bitcoin from the Lender using the Trade Financing Agreement, and then sell this bitcoin.

The purpose of borrowing the bitcoin or cash used in connection with cash creation and redemption or to pay these fees and expenses from the Lender is to lock in the bitcoin price on the trade date or the payment date, as applicable, rather than waiting for the funds associated with the creation to be transferred by the Cash Custodian to the Bitcoin Counterparty prior to purchasing the bitcoin or for the bitcoin held in the Vault Balance to be transferred to a Trading Balance prior to selling the bitcoin (a process which may take up to twenty four hours, or longer if the Bitcoin blockchain is experiencing delays in transaction confirmation, or if there are other delays). In the event Trade Credits are unavailable from the Lender or become exhausted, the Sponsor would require the Authorized Participant to deliver cash on the trade date so that a purchase order can be settled in a timely manner.

The Trust is currently not aware of the maximum amount of Trade Credit, but such maximum amount of Trade Credit may exist at some point in the future.

The Lender is only required to extend Trade Credits up to an authorized amount (the “Authorized Amount”) for use on the Prime Broker’s Trading Platform. Once the Lender has approved the Trust to receive Trade Credits up to the Authorized Amount, the Trust may place orders up to amounts up to the then-current amount available to the Trust to place orders (the “Available Balance”). The “Authorized Amount” will be an amount to be determined, on a daily basis, based on the Lender’s sole discretion considering factors including, but not limited to, availability of financing and credit due diligence of the Trust. The Lender is only required to extend Trade Credits to the Trust to the extent such bitcoin or cash is actually available to the Lender. For example, if the Lender is unable to itself borrow bitcoin to lend to the Trust as a Trade Credit, or there is a material market disruption (as determined by the Lender in good faith and in its sole discretion), the Lender is not obligated to extend Trade Credits to the Trust. The Lender is under no obligation to continue to provide Trade Credits for certain specific fiat currencies and/or digital assets, and Lender may impose black-out periods during which Trade Credits for currencies or digital assets may be unavailable.

To the extent that Trade Credits are not available, (1) there may be delays in the selling of bitcoin, (2) Trust assets may be in held the Trading Balance for a longer duration than if Trade Credits were available, and (3) the execution price associated with such trades may deviate significantly from the Index price used to determine the Trust’s NAV. To the extent that the execution price for sales of bitcoin deviate significantly from the Index price used to determine the NAV of the Trust, the remaining Shareholders may be negatively impacted. If Trade Credits are unavailable to the Trust, the Trust must pre-fund its Trading Balance with cash and/or bitcoin in order to sell bitcoin through the Prime Broker.

The Trust generally must repay Trade Credits by 6:00 p.m. ET (the “Settlement deadline”) on the Business Day immediately following the day the Trade Credit was extended by the Lender to the Trust (or, if such day is not a business day, on the next business day). Pursuant to the Post-Trade Financing Agreement, the Trust has granted a security interest in, lien on and right of set off against all of the Trust’s right, title and interest, the Trust’s Trading Balance and Vault Balance established pursuant to the Prime Broker Agreement and Custodial Services Agreement, in order to secure the repayment by the Trust of the Trade Credits and financing fees to the Lender. The Trust and Lender may terminate the Post-Trade Financing Agreement immediately upon giving the other Party written notice. Upon such notice of termination, the Bitcoin Custodian and the Prime Broker have agreed to comply with instructions and entitlement orders from the Lender with respect to the disposition of the assets in the Trust’s Trading Balance without further consent by the Trust. If the Trust fails to repay the Trade Credits to the Lender on time and in full, the Lender shall have the right to instruct the Prime Broker (and Prime Broker agrees to comply with such instruction) to transfer the Trust’s assets from the Trust’s Trading Balance to the Lender to repay the Trade Credit debt owed by the Trust to the Lender and/or liquidate or cancel outstanding orders.

Other than in connection with the Post-Trade Financing Agreement, (1) the Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and (2) the Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Interest rates on Trade Credits (“financing fee”) will be an amount to be determined, on a daily basis, based on the Lender’s sole discretion considering factors including, but not limited to, availability of financing, market prices, and credit due diligence of the Trust.

Comment 9: Please disclose who will be responsible for the on-chain transaction fees for creation and redemption transactions and any transactions with the Prime Broker.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that the Trust will be responsible for bitcoin-related on-chain transaction fees associated with creation and redemption transactions and transactions with the Prime Broker, and that the Sponsor will assume such expenses of the Trust in consideration for the Sponsor Fee. The Authorized Participant is responsible for only a cash liability relating to creation and redemption costs such as trading fees and slippage.

Comment 10: Please revise to clarify what you mean by the disclosure that on the settlement date, the Sponsor will liaise with the Authorized Participant to settle the underlying assets, including what you mean by the terms “liaise” and “underlying assets.”

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised to clarify that that the Sponsor and Authorized Participant will settle entirely in cash, and references to “liaise” and “underlying assets” will be removed accordingly.

Comment 11: To the extent the Trust will not permit in-kind transactions when the product launches, please remove the second and third paragraphs of this section. Please also revise to clarify that the timing of applicable regulatory approval is unknown and that there is no guarantee that such regulatory approval will be received. Please also confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response: The Trust has incorporated this comment, and the impacted disclosure will be revised as follows:

Potential In-Kind Creation and Redemption of Shares

In the future, the Trust may also permit Authorized Participants (or third parties for which the Authorized Participant is acting on behalf) to create and redeem Shares via in-kind transactions, subject to receiving regulatory approval. The timing of applicable regulatory approval is unknown and there is no guarantee that such regulatory approval will be received. Accordingly, there can be no assurance that Authorized Participants (or third parties for which the Authorized Participant is acting on behalf) would be permitted to create or redeem Shares via in-kind transactions with the Trust in the future.

Additionally, the Trust hereby confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

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Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP